U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[X] Check this box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

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1. Name and Address of Reporting Person*

   Gheewalla,                       Robert              R.

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   (Last)                           (First)             (Middle)

   c/o Goldman Sachs & Co.
   85 Broad Street
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                                    (Street)

   New York,                        New York             10004
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   (City)                           (State)              (Zip)


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2. Issuer Name and Ticker or Trading Symbol

   Recovery Engineering, Inc. (REIN)

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3. IRS or Social Security Number of Reporting Person (Voluntary)


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4. Statement for Month/Year

   September 1999
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5. If Amendment, Date of Original (Month/Year)


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6. Relationship of Reporting Person to Issuer
   (Check all applicable)

   [ x ]   Director                             [   ]   10% Owner
   [   ]   Officer (give title below)           [   ]   Other (specify below)



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7. Individual or Joint/Group Filing (Check applicable line)

   [ x ] Form filed by one Reporting Person
   [   ] Form filed by more than one Reporting Person

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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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
                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                         (Month/Day/Year)  Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------

Common Stock                          9/17/99        M                   4,000   A      $25.82   0               I        01,02
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Common Stock                          9/17/99        M                   4,000   A      $24.01   0               I        01,02
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Common Stock                          9/17/99        M                   4,000   A      $ 5.84   0               I        01,03
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Common Stock                          9/17/99        M                   1,000   A      $11.26   0               I        01,03
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Common Stock                          9/17/99        C               1,010,101   A      $14.85   0               I        01,04
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Common Stock                          9/29/99        U               1,023,101   D      $35.25   0               05       01,05
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
* If the Form is filed by more than one Reporting Person, see Instruction
  4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                            (Print or Type Responses)                     (Over)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

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
                                                                                                         9.        10.
                                                                                                         Number    Owner-
                                                                                                         of        ship
                  2.                                                                                     Deriv-    of
                  Conver-                    5.                              7.                          ative     Deriv-   11.
                  sion                       Number of                       Title and Amount            Secur-    ative    Nature
                  or                         Derivative    6.                of Underlying       8.      ities     Secur-   of
                  Exer-             4.       Securities    Date              Securities          Price   Bene-     ity:     In-
                  cise    3.       Trans-   Acquired (A)   Exercisable and   (Instr. 3 and 4)    of      ficially  Direct   direct
                  Price   Trans-   action   or Disposed    Expiration Date   ----------------    Deriv-  Owned     (D) or   Bene-
1.                of      action   Code     of(D)          (Month/Day/Year)            Amount    ative   at End    In-      ficial
Title of          Deriv-  Date     (Instr.  (Instr. 3,     ----------------            or        Secur-  of        direct   Owner-
Derivative        ative   (Month/  8)       4, and 5)      Date      Expira-           Number    ity     Month     (I)      ship
Security          Secur-  Day/     ------   ------------   Exer-     tion              of        (Instr. (Instr.   (Instr.  (Instr.
(Instr. 3)        ity     Year)    Code V   (A)   (D)      cisable   Date     Title    Shares    5)      4)        4)       4)
--------------------------------------------------------------------------------------------------------------------------------

Stock Option      $25.82  9/17/99   M              4,000   10/23/98  4/23/03  Common      4,000          0         I        01,02
(right to buy)                                                                Stock
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Stock Option      $24.01  9/17/99   M              4,000    8/3/98    2/3/03  Common       4,000         0         I        01,02
(right to buy)                                                                Stock
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Stock Option       $5.84  9/17/99   M              4,000   10/24/97  4/24/02  Common       4,000         0         I        01,03
(right to buy)                                                                Stock
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Stock Option      $11.26  9/17/99   M              1,000   7/19/96   7/19/01  Common       1,000         0         I        01,03
(right to buy)                                                                Stock
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5% Convertible    $14.85  9/29/99   C            1,010,101 3/31/97   7/19/01  Common   1,010,101         0         I        01,04
Notes due 2003                                                                Stock
------------------------------------------------------------------------------------------------------------------------------------


Explanation of Responses:

01: The Reporting Person is a vice president of Goldman, Sachs & Co. ("Goldman Sachs"). Goldman Sachs is an indirect wholly owned subsidiary of The Goldman Sachs Group, Inc. ("GS Group"). The Reporting Person does not have a pecuniary interest in the Securities reported herein and, accordingly, disclaims beneficial ownership thereof.

02: These options were granted under the Recovery Engineering, Inc. 1993 Director Stock Option Plan to the Reporting Person in his capacity as a director of the Issuer. The Reporting Person has an agreement with GS Group pursuant to which he held the stock options for the benefit of GS Group.

03: These options were granted under the Recovery Engineering, Inc. 1993 Director Stock Option Plan to the Reporting Person in his capacity as a director of the Issuer. The reporting person has an agreement with GS Group pursuant to which he held the stock options for the benefit of GS Group.

04: Goldman Sachs and GS Group may be deemed to own beneficially and indirectly up to 1,010,101 shares of common stock of the Issuer ("Common Stock") by reason of the ownership by certain investment partnerships (collectively, the "Limited Partnerships") of $15,000,000 principal amount in 5% Convertible Notes due 2003 (the "Notes"), which were converted into 1,010,101 shares of Common Stock, in the aggregate. Affiliates of Goldman Sachs and GS Group are the general partner, managing partner or managing general partner of the Limited Partnerships.

05: The Reporting Person tendered the Common Stock to Tenzing, Inc. ("Tenzing"), a direct wholly owned subsidiary of The Procter & Gamble Company, pursuant to Tenzing's offer to purchase for cash all of the outstanding shares of Common Stock. 1,010,101 shares of Common Stock were tendered by the Limited Partnerships and 13,000 shares of Common Stock were tendered by directors of the Issuer on behalf of GS Group.

**Signature of Reporting Person

By: /s/ Hans L. Reich
    ---------------------------
    Name: Hans L. Reich
    Title: Attorney-in-fact

Date: October 12, 1999


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.